UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39693

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Triterras, Inc.
(Name of registrant)

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9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

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Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

 On December 7, 2022, Triterras, Inc. (the “Company”) held its 2022 annual general meeting of the Company’s shareholders (the “AGM”) at 9:00 a.m. (Singapore time).  The AGM was held as a virtual meeting conducted by live audio webcast over the Internet, at https://www.cstproxy.com/triterras/2022, pursuant to notice duly given.

At the close of business on November 15, 2022, the record date of the AGM, there were 76,524,081 ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”), outstanding and entitled to vote. At the beginning of the AGM, there were present at the AGM in person or by proxy shareholders holding approximately 53,268,446 Ordinary Shares, which constituted a quorum for the transaction of business at the AGM.

The matters that were voted upon at the AGM, and the number of votes cast for or against as well as the number of abstentions, as to each such matter are set forth below.

Proposal 1:	Expiration of terms of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors

The Company’s shareholders approved, confirmed and ratified the expiration of terms of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors, effective as of the date of the AGM, with the following votes tabulated:

For	Against	Abstain	Total
53,101,714	138,657	28,075	53,268,446

Proposal 2: Re-election of Yong-Moon Kim as a Class II Director

Yong-Moon Kim was re-elected as Class II Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended), with the following votes tabulated:

For	Against	Abstain	Total
52,965,616	278,298	24,532	53,268,446__

Proposal 3: Current Directors of the Company

The Directors of the Company and the information contained in the table below was approved, confirmed and ratified, effective immediately following the AGM:

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	November 10, 2020	2024 AGM
Jayapal Ramasamy	Class I	April 28, 2021	2024 AGM

Kenneth Stratton	Class I	November 10, 2020	2024 AGM
Yong-Moon Kim	Class II	April 28, 2021	2025 AGM
Richard M. Maurer	Class III	February 19, 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	January 29, 2021	2023 AGM

The following votes were tabulated with respect to this matter:

For	Against	Abstain	Total
52,956,911	282,280	29,255	53,268,446

Proposal 4: Ratification of Appointment of WWC, P.C. as the Company’s independent registered public accounting firm for fiscal year ending February 28, 2023

The appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023 was approved, confirmed and ratified, with the following votes tabulated:

For	Against	Abstain	Total
53,138,819	114,185	15,442	53,268,446

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: December 8, 2022 By:/s/ Srinivas Koneru
Name:Srinivas Koneru
Title:Executive Chairman and
Chief Executive Officer

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